FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Signs Distribution Agreement in Poland with Asseco

PRESS RELEASE

Magic Software Signs Distribution Agreement in Poland with Asseco

Agreement with One of Europe’s Largest Software Vendors Set to Boost Magic’s Local and Regional Presence

Or Yehuda, Israel, January 25, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today that it has signed an agreement with its controlling shareholder, Asseco, that sees the European software giant, ranked seventh in the prestigious Truffle 100 list of the top 100 European software companies for 2011, become Magic’s distributor in Poland.

Commenting on the agreement, Guy Bernstein, CEO of Magic Software, said: “This agreement is an important step forward as we pursue our strategic goal of broadening and invigorating our community of distributors. Moreover, we anticipate that this will open the door to additional activities with other Asseco Group subsidiaries, such as Asseco Central Europe, Asseco Germany, Asseco Spain, and Asseco South-Eastern Europe.” He added: “The fact that one of Europe’s largest and most influential software vendors has chosen to become our distributor is a significant vote of confidence in our company, our technology stack, and our business potential in the region. We aim to leverage Asseco’s mighty footprint in the Polish market to substantially expand our local presence, providing better and more direct support to our existing customer base. We will also seize this opportunity to increase our activity in Poland and other central and eastern European countries.”

Wojciech Wożniak, Vice President of Asseco Poland, commented: "I am extremely satisfied that our offering has been enriched with the advanced technology of Magic's iBOLT and uniPaaS platforms. According to the recently signed agreement, Asseco has become a main distributor of these products in the Polish market, and has, therefore, gained the ability to provide its clients with high-end development and integration solutions. Our main goal is to take care of our clients and help them grow, as well as to attract more potential users of uniPaaS and iBOLT."

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

About Asseco Group

Asseco Group is a federation of companies engaged in information technology, and is among the top ten software vendors in Europe. Asseco Group operates in most European countries, as well as in Israel, USA, Japan, and Canada, offering comprehensive, proprietary IT solutions for all sectors of the economy. Asseco Group companies are listed on the Warsaw Stock Exchange, Tel-Aviv Stock Exchange, and the NASDAQ Global Market.

Asseco Group specializes in the production and development of centralized and comprehensive IT systems offerings for many business domains, including banking, healthcare, insurance, IT infrastructure, ERP, Telco and Utilities, and public administration.

For more information, visit www.asseco.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

Press Contact:

Tania Amar, VP Global Marketing

Magic Software Enterprises

Tel: +972 (0)3 538 9300

tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Signs Distribution Agreement in Poland with Asseco

Exhibit 10.1